Lifezone Metals Limited

2nd Floor, St. George's Court

Upper Church Street

Douglas, Isle of Man, IM1 1EE

September 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifezone Metals Limited
Registration Statement on Form F-3
(File No. 333-289809)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Lifezone Metals Limited, an Isle of Man company (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form F-3 (File No. 333-289809), initially filed with the U.S. Securities and Exchange Commission on August 22, 2025, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time on September 8, 2025 or as soon thereafter as practicable.

If you have any questions or comments, please contact Carol Stubblefield of Baker McKenzie LLP at (212) 626 4729.

Very truly yours,

Lifezone Metals Limited

By:	/s/ Spencer Davis
Spencer Davis
Chief Legal Officer